                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of February, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

               167, Samsung-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]   Form 40-F [ ]


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)


                                 Yes [ ] No [X]

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (the "Company") sealed the contract on February 4, 2003 to sell 51% of its stake in Korea Electric Power Industrial Development, Ltd. ("KEPID") to Korea Freedom League to retain 49% of the ownership of the subsidiary.

The sales proceeds amount to 70,660,500,000 Korea Won that will be received in several installments with the final payment on April 7, 2003.

KEPID's major business is to meter and bill on the Company's behalf, and dispose of power-plant ash.

The total book value of KEPID as of the end of June 2002 was 38,576,307,415 Korea Won.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            KOREA ELECTRIC POWER CORPORATION


                                            By:/s/ Soo Eun Chung
                                            ----------------------------------
                                            Name: Soo Eun Chung
                                            Title: Chief Financial Officer